Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

March 26, 2021

VIA EDGAR AS CORRESPONDENCE

Eric Envall, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV

Preliminary Proxy Statement on Schedule 14A

File No. 001-39558

Dear Mr. Envall:

On behalf of FinTech Acquisition Corp. IV, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated March 4, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Such filing relates to a proposed business combination between the Company and Perella Weinberg Partners (“PWP”) (the “Business Combination”). The Company is also filing concurrently herewith Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with this response letter. In addition to changes responsive to the Staff’s comments, Amendment No. 1 contains revisions to the Preliminary Proxy Statement to reflect financial statements through December 31, 2020.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company and by PWP. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Eric Envall, Esq.

March 26, 2021

Preliminary Proxy Statement Filed February 5, 2021

Risk Factors, page 57

1.

Please include a separate risk factor that specifically addresses the risk to investors related to PWP’s recent history of operating losses. Also please expand your disclosure in the “Information About PWP” and “Summary” sections that explains why you believe that having recent periods of operating losses demonstrates robust financial performance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that additional risk factor disclosure has been included on page 63 of Amendment No. 1. Additionally, in response to the Staff’s comment, the Company has revised the disclosure in the “Information About PWP” section to explain the impact of equity-based compensation historically on PWP’s results of operations and PWP’s prospective views on the impact of its compensation model on future results of operations. Please refer to pages 220-221 of Amendment No. 1.

Our revenue in any given period is dependent on the number of fee-paying clients..., page 64

2.	Please revise this section to identify any individual clients, if any, that account for ten percent or greater of your revenues.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that no individual client accounted for ten percent or greater of its revenues in any period presented. Please refer to page 62 of Amendment No. 1.

Our business is subject to various cybersecurity and other operational risks, page 73

3.	Please indicate whether you have experienced any cybersecurity related disruptions in the most recent fiscal period that resulted in any increased risks or significant losses.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it has not experienced any cybersecurity related disruptions in the most recent fiscal period that resulted in any increased risks or significant losses.

Our revenue in any given period is dependent on the number of fee-paying clients..., page 77

4.	Please quantify the percentage your net revenue that you received in other currencies in the most recent fiscal period.

Eric Envall, Esq.

March 26, 2021

Response: The Company respectfully acknowledges the Staff’s comment and confirms that 21.5% of its net revenue was received in other currencies for the fiscal year 2020. Please refer to page 75 of Amendment No. 1.

Accounting for the Business Combination, page 105

5.

Although some parts of your proposed transaction (including, for example, the contribution of the general partner interest in PWP OpCo from Professional Partners to the Perella Weinberg Partners) may effectively represent a transaction between entities under common control, please revise this disclosure to include discussion of reverse recapitalization accounting associated with the acquisition of FinTech Acquisition Corp IV as discussed on page 38 and partially discussed in Note 1 to this pro forma financial information. Additionally, address the accounting for the joint ownership by you, Professional Partners and certain existing partners of PWP OpCo in conjunction with business combination, including the related ownership interests and the allocation of operating results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure under the “Accounting for the Business Combination” section to include discussion of reverse recapitalization accounting for the joint ownership. Please refer to page 105 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 106

6.	Disclose the joint ownership assumptions of PWP OpCo by and amongst you, Professional Partners and certain existing partners in your Pro Forma Presentation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has added disclosure regarding the anticipated umbrella limited partnership C-corporation structure and related joint ownership assumptions. Please refer to page 106 of Amendment No. 1.

7.	Please tell us why you charged the $48.7 million loss on extinguishment of debt in adjustment (h) to partner’s capital instead of accumulated deficit consistent with the treatment of adjustment (kk).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has revised the adjustment to charge the loss on extinguishment of debt to accumulated deficit. Please refer to pages 110-114 of Amendment No. 1.

Eric Envall, Esq.

March 26, 2021

8.

Please tell us why the stock compensation associated with adjustments (cc), (ff), (nn), and (pp) appear to be charged wholly to noncontrolling interests. Reference for us the authoritative literature you rely upon to support your allocation. In your response:

•

Elaborate on your disclosure on page 242 indicating that “[e]quity awards granted by Professional Partners have no economic impact on investors of the Company” and equity-based compensation on awards granted by Professional Partners in connection with the TPH acquisition “had no economic impact on PWP OpCo.” Explain why Professional Partners is consolidated with PWP Holdings LP if equity-based compensation has no economic impact on PWP OpCo.

•	Explain your consideration of the guidance in SAB 5T when allocating net loss between the on-going operations and noncontrolling interests.

•	Explain why some limited portion of compensation appears to apply to the on-going company as depicted in adjustment (g).

Response: The Company respectfully acknowledges the Staff’s comment. Prior to the proposed Business Combination, PWP Professional Partners LP (“Professional Partners”) and certain existing investor limited partners (“ILPs”) own all of the partnership units in PWP Holdings LP (“PWP OpCo”). Professional Partners is currently the controlling party of PWP OpCo and has historically compensated its limited partners by granting equity interests in Professional Partners that generally require service to be performed on behalf of PWP OpCo. Such awards were accounted for in accordance with ASC 718, Compensation – Stock Compensation, and the cost of these awards has been reflected in the historical income statements of PWP OpCo during the requisite service period.

In connection with the Business Combination and a related internal reorganization of Professional Partners, steps will be consummated concurrently with the closing whereby Professional Partners is expected to implement an ownership structure that, among other things, includes a class of partnership units that allocates increases in value and income/distributions on a pro-rata basis to all holders of such partnership units in accordance with their ownership interests. Pursuant to the internal reorganization, each limited partner’s capital interests in Professional Partners, to the extent attributable to PWP OpCo, will be converted into a combination of: original capital units (“OCUs”), value capital units (“VCUs”), and/or alignment capital units (“ACUs”). The OCUs will be held by current limited partners of Professional Partners based on a pro rata allocation of their existing capital and will be fully vested upon recapitalization. The VCUs and ACUs will be held by current working partners and will require services to be performed on behalf of PWP OpCo over a three to five-year period. The VCUs and ACUs will be accounted for under ASC 718 and the cost will be reflected in the income statement of PWP OpCo during the requisite service period. The reorganization of Professional Partners will not dilute Perella Weinberg Partners shareholders relative to Professional Partners as Professional Partners interest in PWP OpCo does not change as a result of granting those equity awards to its working partners.

Eric Envall, Esq.

March 26, 2021

Subsequent to the Business Combination, Professional Partners will continue to control PWP OpCo indirectly through its control of Perella Weinberg Partners. PWP OpCo will be a consolidated subsidiary of Perella Weinberg Partners after consummation of the Business Combination, and Professional Partners’ direct economic interest in PWP OpCo will be reflected as a noncontrolling interest in the consolidated financial statements of Perella Weinberg Partners.

The compensation cost reflected in adjustments (ff) and (nn) (and reflected as adjustment (jj) in Amendment No. 1) represent the historical cost of awards granted to limited partners prior to the Business Combination, which will be cancelled in connection with the internal reorganization noted above and replaced with VCUs and/or ACUs (in accordance with ASC 718-20-35-8, a cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification). As noted, the limited partners of Professional Partners provide services to PWP OpCo and will be required to do so in the future to fully vest in the awards. As such, the compensation expense associated with the modified awards will be recognized over the remaining vesting period. However, as discussed further below, such cost has been allocated wholly to noncontrolling interest as it will be absorbed by Professional Partners and has no economic impact on the investors of Perella Weinberg Partners. In addition, the compensation cost reflected in adjustments (cc) and (pp) (and reflected as adjustment (cc) in Amendment No. 1) relate to the ACU and VCU awards to be issued in connection with the internal reorganization of Professional Partners. Here too, as discussed below, such cost has been allocated wholly to noncontrolling interest as it will be absorbed by Professional Partners and has no economic impact on the investors of Perella Weinberg Partners.

We allocate net income (loss) to controlling and noncontrolling interest pursuant to the guidance in ASC 810-10-45-19 and 45-20. However, since ASC 810 does not prescribe a method for making such attribution, we considered the substance of the arrangement when determining the appropriate method of allocation. Subsequent to the Business Combination, there will be no incremental dilution to Perella Weinberg Partners shareholders relative to Professional Partners, as Professional Partners’ interest in PWP OpCo does not change as a result of Professional Partners granting such equity awards to its partners. The draft Amended and Restated Partnership Agreement of PWP OpCo also states that Professional Partners may be considered to have made a contribution to PWP OpCo by granting an economic interest to Professional Partners limited partners which require services to be rendered to PWP OpCo. However, the contribution will not be deemed to increase the equity or ownership percentage of Professional Partners in PWP OpCo, and it will not affect future distributions to Professional Partners, Perella Weinberg Partners or the remaining ILPs. Therefore, management has concluded that in Perella Weinberg Partners’ consolidated financial statements the compensation cost associated with the ACUs and VCUs should be allocated to income attributable to noncontrolling interest. We believe this is consistent with the guidance in SAB 5T as Perella Weinberg Partners and PWP OpCo will reflect an expense in the income statement for the services performed by the working partners.

Eric Envall, Esq.

March 26, 2021

In reaching this conclusion, management also considered an analogy to ASC 323, Investments – Equity Method and Joint Ventures, as this fact pattern is similar to when an equity method investor grants an equity award to employees of its investee and the other investors do not participate by funding and are not diluted in paragraph 323-10-25-5.

In paragraph 323-10-25-5, a contributing investor (analogous to Professional Partners) shall expense the cost of stock-based compensation granted to employees of an equity method investee as incurred (that is, in the same period the costs are recognized by the investee) to the extent that the investor’s claim on the investee’s book value has not been increased.

In the circumstances described in paragraph 323-10-25-3, other equity method investors in an investee (that is, noncontributing investors) shall recognize income equal to the amount that their interest in the investee’s net book value has increased (that is, their percentage share of the contributed capital recognized by the investee) as a result of the disproportionate funding of the compensation costs. Further, those other equity method investors shall recognize their percentage share of earnings or losses in the investee (inclusive of any expense recognized by the investee for the stock-based compensation funded on its behalf), which offsets the impact of the compensation cost through equity method income. We believe it is appropriate to analogize to this accounting because the stock-based compensation awards granted by Professional Partners do not dilute the respective interests held by Perella Weinberg Partners or Professional Partners, and do not change the economic allocations between Perella Weinberg Partners and Professional Partners, Therefore, Professional Partners should recognize the full cost of the ACUs and VCUs as Professional Partners is bearing the full cost of the awards. By attributing 100% of the compensation cost associated with the ACUs and VCUs to noncontrolling interest, the net effect to Perella Weinberg Partners’ equity is zero.

This attribution methodology is also appropriate for the recognition of compensation cost for the awards issued by Professional Partners prior to the transaction as Professional Partners is bearing the full cost.

In response to the Staff’s comment, we have expanded the disclosure to indicate that the awards by Professional Partners to limited partners of that entity do not have economic impact on PWP OpCo or Perella Weinberg Partners because there is no additional dilution to the equity holders of such entities. Please refer to pages 110-114 of Amendment No. 1.

Eric Envall, Esq.

March 26, 2021

Perella Weinberg Partners also intends to grant restricted stock units (RSUs) to employees out of the Transaction Pool Share Reserve concurrent with the completion of the transaction. The cost of the portion of RSUs which will immediately vest upon grant is reflected in adjustment (g). The RSUs will entitle recipients to Class A common stock of Perella Weinberg Partners upon vesting and will result in dilution to existing shareholders of Perella Weinberg Partners. As a result, the cost of the RSUs will be allocated based on relative ownership percentages between Perella Weinberg Partners and noncontrolling interests.

9.	Disclose the noncontrolling interest percentage for pro forma adjustments 2(m), 2(r), 3(cc), 3(ff), 4(nn) and 4(pp).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure to include the noncontrolling interest percentages. Please refer to pages 111-114 of Amendment No. 1.

Background of the Business Combination, page 151

10.

We note your disclosure on page 152 that “Prior to the consummation of the Company’s IPO, neither the Company, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with the Company.” and that FTIV’s IPO was effective on September 24, 2020.

We also note your disclosure that “from March through April 2020, Ms. Cohen, Mr. Cohen, and Ms. Abrams, in their then capacities as advisors to FinTech Acquisition Corp. III, an affiliate of the Company, met with executives from PWP about potentially pursuing a business combination between FinTech Acquisition Corp. III and PWP.”

Please revise this section to detail the steps that you took in order to ensure that your disclosure on page 152 remained accurate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure in this section to detail the steps taken to ensure that the above-referenced disclosure on page 152 of the Preliminary Proxy Statement remained accurate. Please refer to page 150 of Amendment No. 1.

PWP Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Overview, page 236

Eric Envall, Esq.

March 26, 2021

11.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a favorable or unfavorable impact on revenue or results of operations. For example, you attribute the decline in mergers and acquisitions activity in during the nine months ended September 30, 2020 to effects of the pandemic. Please discuss how trends in mergers and acquisitions activity, restructurings, and other drivers of revenues are expected to impact revenues and profitability. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that PWP’s 2020 results were heavily influenced by the impact of the COVID-19 pandemic on our clients.    The overall level of mergers and acquisitions globally declined, particularly in the second and third quarters of the year. As many of PWP’s clients experienced a sharp decline in revenues, this gave rise to a need for liability management and restructuring services which partially offset the decline in PWP’s traditional mergers and acquisitions revenue. Mergers and acquisition activity began to recover in the third quarter and accelerated in the fourth quarter of 2020.

More broadly, PWP’s core advisory services benefit from changes which impact its client base and lead them to consider business combinations, acquisitions and divestitures, capital raises and restructurings. These changes can include a broad range of economic factors in global or local markets, technological advancements which alter the competitive landscape, regulatory and political policies, globalization, changing consumer preferences, commodity and financial market movements, among many other factors. Please refer to page 239 of Amendment No. 1.

Results of Operations

Revenues, page 238

12.

Please revise your discussion on page 240 of the 24% decline in revenues in 2019 compared to 2018 to explain the underlying cause(s) of the decline. In this regard, disclosure of the declines in overall advisory clients from 197 to 179 and in advisory clients who paid fees in excess of $1 million from 105 to 100 does not explain why you had fewer clients in 2019. Consider discussing changes relative to industry benchmarks so that investors can better understand potential drivers of your revenues.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added additional commentary to the disclosure to describe the change in revenue year over year. Please refer to page 239 of Amendment No. 1.

Eric Envall, Esq.

March 26, 2021

13.

You disclose that your business is organized around selected key industry sectors and geographic markets. Please disaggregate revenues for the periods presented by these key industry sectors and geographic markets and address material period over period changes including how to evaluate from a market penetration perspective.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure to state that “Our business provides services to multiple industry sectors, geographic markets and advisory service offerings.” The Company and PWP believe that this disclosure more accurately describes PWP’s global and robust advisory offerings and then subsequently explains the integrated approach to how clients are served. Please refer to page 227 of Amendment No. 1.

Further, as referenced in the financial statements, since the financial markets are global in nature, the Company generally manages its business based on the operating results of the Company taken as a whole, not by geographic region. The Company generates revenues and incurs expenses from one distinct line of business through its global advisory offerings. The Company advises clients on critical business decisions such as mergers and acquisitions, private placements and financial advisory services on other corporate finance matters. The nature, process, type of customers, delivery and regulatory environment (banking) of the advisory operations is similar in each industry and region where the Company operates. Therefore, a further break down of revenues by geography and industry would not be material disclosure to investors.

Cash Flows, page 248

14.	Please revise your disclosure to elaborate on the causes of cash outflows from operating activities in 2019 and the 2020 interim period. and whether this is a trend you expect to continue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the inclusion of the full fiscal year 2020 results in Amendment No. 1 indicates that this is not a trend and operating activities have generated positive cash flow for the period. The Company has revised the disclosure to discuss the cyclicality of certain line items that can shift materially period over period. Please refer to pages 239-246 of Amendment No. 1.

PWP Holdings LP and Subsidiaries

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Accounts Receivable, page F-44

Eric Envall, Esq.

March 26, 2021

15.

You disclose that three individual clients each accounted for greater than 10% of your accounts receivable at December 31, 2019 and 2018. At December 31, 2019 the aggregate amount for the three clients is disclosed as $43.4 million; an amount greater than the $34.3 million accounts receivable on your balance sheet. To the extent your 10% threshold in this note relates to the aggregation of your accounts receivable and accrued revenue balances, please revise your disclosure to clarify. Otherwise, tell us whether the $43.4 million amount is in error and revise your disclosure to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and confirms the 10% threshold related to the aggregation of the accounts receivable and accrued revenue balances as of December 31, 2019. The updated presentation in Amendment No. 1 combines accounts receivable and accrued revenue in one financial statement line item. Please refer to page F-31 of Amendment No. 1.

Note 8: Income Taxes, page F-59

16.	Please revise your disclosure to provide the net difference between the tax bases and reported amounts of your assets and liabilities as required by ASC 740-10-50-16.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in Note 8 of the financial statements. Please refer to page F-47 of Amendment No. 1.

*    *    *    *    * *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/S/ SEAN M. DONAHUE

Sean M. Donahue

cc:	Amanda Abrams, Esq.

Jeffrey A. Letalien, Esq.

Vladimir Shendelman, Esq.

Joseph A. Coco, Esq.

Blair T. Thetford, Esq.

Michael J. Schwartz, Esq.